SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES ACT OF 1934

For the Period Ended December 31, 1993              Commission File No. 0-6032

             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                            (Full title of the Plan)

                            COMPASS BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

       Delaware                                        63-0593897
- - ------------------------                  ------------------------------------
(State of Incorporation)                  (I.R.S. Employer Identification No.)

                              15 South 20th Street
                           Birmingham, Alabama 35233
                    ----------------------------------------
                    (Address of principal executive offices)

                                 (205) 933-3000
                        -------------------------------
                        (Registrant's telephone number)

                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL INFORMATION
- - ---------------------

Item 1  Audited statements of financial condition as of December 31, 1993 and 1992

Item 2 Audited statements of income and changes in plan equity for the three years ended December 31, 1993

                          Independent Auditors' Report



The Board of Directors
Compass Bancshares, Inc.


We have audited the accompanying statements of net assets available for plan benefits as of December 31, 1993 and 1992 of Compass Bancshares, Inc. Employee Stock Ownership Plan and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993. In connection with our audits of the financial statements, we also have audited financial statement schedules I, II, III and IV. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the years in the three-year period ended
December 31, 1993, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.




/s/KPMG Peat Marwick
Birmingham, Alabama
June 7, 1994


                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1993 and 1992

                 Assets                              1993           1992
                 ------                         -------------  -------------
Investments, at fair value (note 4):
  Compass Bancshares, Inc.
    common stock - (cost of $29,425,329
    and $23,666,966 for 1993 and 1992,
    respectively)                               $ 56,671,890     57,871,265
  Compass Bank, Inc. common trust funds
    (cost of $3,561,574 and $2,692,443
    for 1993 and 1992, respectively)               4,413,906      3,173,717
  Deposit administration contract                  5,155,623      3,170,552
  Short-term investments                           2,388,443      4,203,020
  Loans to participants                               68,777        146,051
                                                -------------   ------------
                                                  68,698,639     68,564,605

Dividends and interest income receivable             520,079        423,279
Cash                                                      85        305,582
Employee contributions receivable                     78,405           -
Employer contributions receivable                    660,409           -
Expense reimbursement receivable from employer          -             3,534
                                                -------------   ------------
  Total assets                                    69,957,617     69,297,000

                 Liabilities
                 -----------

Cash overdraft                                         8,166        332,928
Other liabilities                                       -           263,606
                                                -------------   ------------
  Total liabilities                                    8,166        596,534
                                                -------------   ------------
     Net assets available for plan benefits     $ 69,949,451     68,700,466
                                                =============   ============

See notes to accompanying financial statements.


                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
                  Years Ended December 31, 1993, 1992 and 1991

                                            1993         1992         1991
                                       ------------- ------------ ------------
Investment income:
  Dividends - Compass Bancshares, Inc.
    common stock                       $  2,179,585    1,561,343    1,303,028
  Interest                                  120,375      431,141      178,563
                                       ------------- ------------ ------------
    Net investment income                 2,299,960    1,992,484    1,481,591

Net realized gain on sale of
  investments (note 4)                       93,608       45,329      316,024
Unrealized appreciation (depreciation)
  of investments (note 4)                (3,800,841)  11,568,485   19,971,747
                                       ------------- ------------ ------------
                                         (1,407,273)  13,606,298   21,769,362

Contributions:
  Employee                                2,236,517    1,990,075    1,800,934
  Employer                                3,864,833    3,276,657    2,806,816
                                       ------------- ------------ ------------
                                          6,101,350    5,266,732    4,607,750
                                       ------------- ------------ ------------

Distributions paid to participants       (4,229,911)  (4,941,248)  (4,207,590)

Rollovers                                   784,819    1,297,520    6,539,955
                                       ------------- ------------ ------------

    Net increase                          1,248,985   15,229,302   28,709,477

Net assets available for plan benefits:
  Beginning of year                      68,700,466   53,471,164   24,761,687
                                       ------------- ------------ ------------

  End of year                          $ 69,949,451   68,700,466   53,471,164
                                       ============= ============ ============

See notes to accompanying financial statements.

                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements
                        December 31, 1993, 1992 and 1991

(1)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

     The accompanying financial statements of Compass Bancshares, Inc. Employee Stock Ownership Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles.

(b)  Investments in Securities

     Investments in securities are stated at fair value. The fair value of corporate securities is based on quotations obtained from national securities exchanges. Common trust funds and the money market portfolio are valued at current unit value. Deposit administration contracts are valued at contract value. Purchases and sales of securities are recorded on a trade-date basis.

(c)  Plan Expenses

     The trust department of Compass Bank (the Trustee) is trustee for the Plan. Administration fees paid to the Trustee are reimbursed to the Plan by Compass Bancshares, Inc. (the Company or Employer). Trustee administration fees were $289,575, $263,073, and $157,651 for the years ended December 31, 1993, 1992 and 1991, respectively.

(d)  Federal Income Taxes

     A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer and Plan earnings and appreciation in the value of investments will not be taxed to the employee until a distribution is received from the Plan except for appreciation in the value of Compass Bancshares, Inc. common stock which will not be taxed until the participant disposes of that stock.

(2)  Organization

     The Plan was adopted on November 19, 1976, effective January 1, 1976. The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under
     Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(3)  Description of Plan

(a)  Participant Contributions

     Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 10 percent of their compensation deferred and contributed to the Plan. There are 3,236 participants as of December 31, 1993.

     Participants may allocate their contributions, in multiples of 25 percent, to the following funds:

       (i) Fund A - Employee Company Stock Fund: Invested entirely in common stock of Compass Bancshares, Inc.;

       (ii) Fund B - Employee Equity Fund: Invested in equity investments or interests in one or more common trust funds investing in equity investments. The assets of Fund B have been invested in the Compass Bank, Inc. Employee Benefit Capital Growth Common Trust Funds since inception;

       (iii) Fund C - Employee Guaranteed Income Contract Fund: Invested solely in one or more guaranteed income contracts entered into with an insurance company. In 1993, 1992 and 1991 the trustee entered into a deposit administration contract for the Plan with Commonwealth Life Insurance Company. The contracted interest rate is based on a nationally published index and is guaranteed never to be less than 4 percent per year; and

       (iv)  Fund D - Compass Bank, Inc. Employee Starburst Money Market Fund:
             Invested primarily in P-1 rated commercial paper and other money market instruments maturing in one year or less.

(b)  Employer Matching Contributions

     The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2 percent of such Participant's base compensation. If the Employer's earnings reach a targeted amount, the Employer may contribute an additional one percent matching amount. For the years ended December 31, 1993, 1992, and 1991, the employer's earnings reached the targeted amount and the matching contribution was the lesser of the Participant's elective contribution or 3 percent of the Participant's base compensation. All employer contributions are invested in Fund M - Employer Company Stock Fund, which consists of common stock of the Company.

(c)  Employer Discretionary Contributions

     The Employer may make discretionary contributions to the Plan. These contributions are allocated to the accounts of eligible participants based on relative compensation. All Company contributions are invested in Fund M.

(d)  Vesting

     Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions and the Employer's matching contributions, including earnings thereon. A Participant acquires a vested interest in accounts attributable to Employer discretionary contributions based on length of employment, as follows:

               Years of Service                Vesting Percentage
               ----------------                ------------------
                 Less than 5                            0
                  5 or more                           100

(e)  Forfeitures

     If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

(f)  Withdrawal Provisions

     Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

(g)  Priorities Upon Termination

     Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

(h)  Rollovers

     During 1993, 1992 and 1991, assets were rolled into the Plan from the plans that were associated with banks acquired by the Company.

(4)  Investments

     The investments of the Plan as of December 31, 1993 and 1992 are summarized as follows:

                                               December 31, 1993
                              ------------------------------------------------
                                                           Fair
                                                           value
                                                            per
                               Number of                   share     Fair
                              shares/units      Cost      or unit    value
                              ------------  ------------- ------- ------------
Common stock -
  Compass Bancshares, Inc.      2,575,995   $ 29,425,329   22.00   56,671,890
                               ===========                =======
Compass Bank, Inc. common
 trust funds -
   Employee Benefit Capital
     Growth Fund - Sterling        22,299      1,154,112   62.69    1,397,815
   Employee Benefit Capital
     Growth Fund - Wedge           31,340      1,200,203   47.91    1,501,445
   Employee Benefit Capital
     Growth Fund - Birmingham
     Capital                       53,685      1,207,259   28.21    1,514,646
                               -----------  -------------         ------------
                                  107,324      3,561,574            4,413,906
                               ===========
Deposit administration
  contract                      5,155,623      5,155,623    1.00    5,155,623
                               ===========                =======
Short-term investments -
  Compass Bank, Inc. Starburst
    Money Market Fund           2,388,443      2,388,443    1.00    2,388,443
                               ===========                =======
Loans to participants              68,777         68,777    1.00       68,777
                               ===========  ------------- ======= ------------
                                            $ 40,599,746           68,698,639
                                            =============         ============

                                            December 31, 1992
                              ------------------------------------------------
                                                           Fair
                                                           value
                                                            per
                               Number of                   share     Fair
                              shares/units      Cost      or unit    value
                              ------------  ------------- ------- ------------
Common stock -
  Compass Bancshares, Inc.      2,462,607   $ 23,666,966   23.50   57,871,265
                               ===========                =======
Compass Bank, Inc. common
 trust funds -
  Employee Benefit Capital
    Growth Fund - Sterling         17,729        868,511   59.34    1,052,091
  Employee Benefit Capital
    Growth Fund - Wedge            25,038        908,253   42.05    1,052,744
  Employee Benefit Capital
    Growth Fund - Birmingham
    Capital                        42,924        915,679   24.90    1,068,882
                               -----------  ------------- ------- ------------
                                   85,691      2,692,443            3,173,717
                               ===========
Deposit administration
  contract                      3,170,552      3,170,552    1.00    3,170,552
                               ===========                =======
Short-term investments -
  Compass Bank, Inc. Starburst
    Money Market Fund           4,203,020      4,203,020    1.00    4,203,020
                               ===========                =======
Loans to participants             146,051        147,195    1.00      146,051
                               ===========  ------------- ======= ------------
                                            $ 33,880,176           68,564,605
                                            =============         ============


(4)  Investments, Continued

     The net unrealized appreciation (depreciation) of investments included in plan equity is as follows:

                                                                           Other    Combined
                                      Fund A      Fund B       Fund M      funds      funds
                                   ------------  ---------  ------------  -------  ------------
Balance at December 31, 1990       $  (159,999)    18,780     5,942,819       -      5,801,600
  Less:  Portion included in
    distributions to participants        1,239     19,500        30,640       -         51,379
  Add:  1991 increase                2,466,066    260,190    17,245,491       -     19,971,747
                                   ------------  ---------  ------------  -------  ------------
Balance at December 31, 1991         2,304,828    259,470    23,157,670       -     25,721,968
  Less:  Portion included in
    distributions to participants      183,238    (19,531)    2,442,515     (198)    2,606,024
  Add:  1992 increase (decrease)     1,432,748    202,273     9,934,806   (1,342)   11,568,485
                                   ------------  ---------  ------------  -------  ------------
Balance at December 31, 1992         3,554,338    481,274    30,649,961   (1,144)   34,684,429
  Less:  Portion included in
    distributions to participants      199,882       -        2,585,956   (1,144)    2,784,694
  Add:  1993 increase (decrease)      (637,696)   371,059    (3,534,204)      -     (3,800,841)
                                   ------------  ---------  ------------  -------  ------------
Balance at December 31, 1993       $ 2,716,760    852,333    24,529,801       -     28,098,894
                                   ============  =========  ============  =======  ============

     Realized gains for the year ended December 31, 1993, 1992 and 1991 were comprised of the following:

                                                        1993
                                          ----------------------------------
                                           Sales      Aggregate   Realized
                                          proceeds      cost        gain
                                          ---------   ---------  -----------
Common stock - Compass Bancshares, Inc.   $ 224,566    148,137   $   76,429
Compass Bank, Inc. common trust funds       101,048     83,869       17,179
                                                                 -----------
                                                                 $   93,608
                                                                 ===========

                                                       1992
                                          ----------------------------------
                                           Sales      Aggregate    Realized
                                          proceeds      cost         gain
                                          ---------   ---------  -----------
Common stock - Compass Bancshares, Inc.   $  98,316     53,066   $   45,250
Compass Bank, Inc. common trust funds         6,079      6,000           79
                                                                 -----------
                                                                 $   45,329
                                                                 ===========

                                                       1991
                                          ----------------------------------
                                           Sales      Aggregate    Realized
                                          proceeds      cost         gain
                                          ---------   ---------  -----------
Common stock - Compass Bancshares, Inc.   $ 604,907    291,997   $  312,910
Compass Bank, Inc. common trust funds        30,000     26,886        3,114
                                                                 -----------
                                                                 $  316,024
                                                                 ===========

(5)  Reconcilement of Audited Financial Statements to Form 5500

     Distributions payable to employees who have withdrawn from participation in the Plan of $1,789,684 and $1,248,549 as of December 31, 1993 and 1992
     have been included in net assets available for plan benefits in the financial statements. These amounts are reflected as a liability in the Form 5500.


                                                                                                                          SCHEDULE I
                                                                                                                          ----------
                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
  Allocation of Net Assets Available for Plan Benefits to Investment Programs
                               December 31, 1993

                                                                    Fund C -    Fund D -     Fund M -
                                         Fund A -      Fund B -     Employee    Employee     Employer
                                         Employee      Employee    Guaranteed    Money       Company
                                          Company       Equity     Income Con-   Market       Stock      Unallocated     Combined
              Assets                     Stock Fund      Fund      tract Fund     Fund        Fund          Funds          Funds
              ------                    ------------  -----------  ----------- ----------- ------------  -----------   ------------
Investments at fair value:
  Compass Bancshares, Inc.
    common stock                        $ 8,183,450        -            -           -       48,488,440          -       56,671,890
  Compass Bank, Inc. common trust funds       -        4,413,906        -           -            -              -        4,413,906
  Deposit administration contract             -            -        5,155,623       -            -              -        5,155,623
  Short-term investments                      9,539        2,921        9,785   2,312,227        8,920       45,051      2,388,443
  Loans to participants                       -            -            -           -            -           68,777         68,777
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
                                          8,192,989    4,416,827    5,165,408   2,312,227   48,497,360      113,828     68,698,639
Dividends and interest
  income receivable                          70,957           53       23,494       5,988      419,482          105        520,079
Cash                                              2        -            -               1           31           51             85
Employee contributions receivable            32,847       22,713       18,843       4,002        -              -           78,405
Employer contributions receivable             -            -            -           -          660,409          -          660,409
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
  Total assets                            8,296,795    4,439,593    5,207,745   2,322,218   49,577,282      113,984     69,957,617
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------

           Liabilities
           -----------
Cash overdraft                                8,166        -            -           -            -              -            8,166
Other liabilities                             -            -            -           -            -              -             -
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
  Total liabilities                           8,166        -            -           -            -              -            8,166
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
Net assets available for plan benefits  $ 8,288,629    4,439,593    5,207,745   2,322,218   49,577,282      113,984     69,949,451
                                        ============  ===========  =========== =========== ============  ===========   ============


                                                                                                                          SCHEDULE I
                                                                                                                          ----------
                                                                                                                                   2
                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
  Allocation of Net Assets Available for Plan Benefits to Investment Programs
                               December 31, 1992

                                                                    Fund C -    Fund D -      Fund M -
                                          Fund A -     Fund B -     Employee    Employee      Employer
                                          Employee     Employee    Guaranteed    Money        Company
                                          Company       Equity     Income Con-   Market        Stock     Unallocated    Combined
       Assets                            Stock Fund      Fund      tract Fund     Fund         Fund         Funds         Funds
       ------                           ------------  -----------  ----------- ----------- ------------  -----------   ------------
Investments at fair value:
  Compass Bancshares, Inc.
    common stock                        $ 7,708,470        -           -            -       50,162,795          -       57,871,265
  Compass Bank, Inc. common trust funds       -        3,173,717       -            -            -              -        3,173,717
  Deposit administration contract             -            -        3,170,552       -            -              -        3,170,552
  Short-term investments                     81,227       77,400       40,300   3,970,501        6,800       26,792      4,203,020
  Loans to participants                       -            -           -            -            -          146,051        146,051
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
                                          7,789,697    3,251,117    3,210,852   3,970,501   50,169,595      172,843     68,564,605
Dividends and interest
  income receivable                          54,890          137       16,523      12,300      338,421        1,008        423,279
Cash                                         33,571        -           -            -           29,338      242,673        305,582
Expense reimbursement
  receivable from employer                    -            -           -              414        3,120          -            3,534
Interfund receivable (payable)                1,321        -           -            -           (1,321)         -            -
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
  Total assets                            7,879,479    3,251,254    3,227,375   3,983,215   50,539,153      416,524     69,297,000
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
      Liabilities
      -----------
Cash overdraft                               -            58,588       64,606     209,734        -              -          332,928
Other liabilities                            -             -           -             -         263,606          -          263,606
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
  Total liabilities                          -            58,588       64,606     209,734      263,606          -          596,534
                                        ------------  -----------  ----------- ----------- ------------  -----------   ------------
Net assets available for plan benefits  $ 7,879,479    3,192,666    3,162,769   3,773,481   50,275,547      416,524     68,700,466
                                        ============  ===========  =========== =========== ============  ===========   ============


                                                                                                                         SCHEDULE II
                                                                                                                         -----------
                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                 Allocation of Changes in Net Assets Available
                    for Plan Benefits to Investment Programs
                          Year Ended December 31, 1993

                                                                     Fund C -    Fund D -      Fund M -
                                           Fund A -     Fund B -     Employee    Employee      Employer
                                           Employee     Employee    Guaranteed    Money        Company
                                           Company       Equity     Income Con-   Market        Stock     Unallocated     Combined
                                          Stock Fund      Fund      tract Fund     Fund         Fund         Funds         Funds
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------
Investment income:
  Dividends - Compass Bancshares, Inc.
    common stock                         $   266,853         -         231,751        -       1,680,773          208      2,179,585
  Interest                                     4,269          746         -         82,296        3,798       29,266        120,375
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------
    Net investment income                    271,122          746      231,751      82,296    1,684,571       29,474      2,299,960

Net realized gain on sale of investments      17,114       17,179         -           -          59,315         -            93,608

Unrealized appreciation (depreciation)
  of investments                            (637,696)     371,059         -           -      (3,534,204)        -        (3,800,841)
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------
                                            (349,460)     388,984      231,751      82,296   (1,790,318)      29,474     (1,407,273)
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------
Contributions:
  Employee                                   974,886      655,301      489,749     116,293         -             288      2,236,517
  Employer                                      -            -            -           -       3,864,833         -         3,864,833
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------
                                             974,886      655,301      489,749     116,293    3,864,833          288      6,101,350
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------

Distributions paid to participants          (672,851)    (249,261)    (159,738)   (337,866)  (2,682,044)    (128,151)    (4,229,911)
Rollovers and transfers                      456,575      451,903    1,483,214  (1,311,986)     (90,736)    (204,151)       784,819
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------
  Net increase (decrease)                    409,150    1,246,927    2,044,976  (1,451,263)    (698,265)    (302,540)     1,248,985

Net available for plan benefits:
  Beginning of year                        7,879,479    3,192,666    3,162,769   3,773,481   50,275,547      416,524     68,700,466
                                         ------------  -----------  ----------- ----------- ------------  -----------   ------------
  End  of year                           $ 8,288,629    4,439,593    5,207,745   2,322,218   49,577,282      113,984     69,949,451
                                         ============  ===========  =========== =========== ============  ============  ============


                                                                                                                         SCHEDULE II
                                                                                                                         -----------
                                                                                                                                   2
                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                  Allocation of Changes in Net Assets Available
                    for Plan Benefits to Investment Programs
                          Year Ended December 31, 1992

                                                                    Fund C -     Fund D -      Fund M -
                                           Fund A -     Fund B -    Employee     Employee      Employer
                                           Employee     Employee   Guaranteed     Money        Company
                                           Company       Equity    Income Con-    Market        Stock     Unallocated      Combined
                                          Stock Fund      Fund      tract Fund     Fund         Fund         Funds          Funds
                                         ------------  -----------  ----------- ----------- ------------  ------------  ------------
Investment income:
  Dividends - Compass Bancshares, Inc.
    common stock                         $   209,261         -            -           -       1,352,082          -        1,561,343
  Interest                                     2,607          629      187,666     186,133        6,465        47,641       431,141
                                         ------------  -----------  ----------- ----------- ------------  ------------  ------------
    Net investment income                    211,868          629      187,666     186,133    1,358,547        47,641     1,992,484

Net realized gain on sale of investments      45,234           79         -           -              16          -           45,329

Unrealized appreciation (depreciation)
  of investments                           1,432,748      202,273         -           -       9,934,806        (1,342)   11,568,485
                                         ------------  -----------  ----------- ----------- ------------  ------------  ------------
                                           1,689,850      202,981      187,666     186,133   11,293,369        46,299    13,606,298
Contributions:
  Employee                                   802,046      578,453      433,065     127,526        3,524        45,461     1,990,075
  Employer                                      -            -            -           -       3,273,785         2,872     3,276,657
                                         ------------  -----------  ----------- ----------- ------------  ------------  ------------
                                             802,046      578,453      433,065     127,526    3,277,309        48,333     5,266,732
                                         ------------  -----------  ----------- ----------- ------------  ------------  ------------

Distributions paid to participants        (2,196,589)        -            ( 96)       -      (2,650,949)      (93,614)   (4,941,248)
Rollovers and transfers                    1,970,699      526,808     (204,953) (1,415,191)       4,651       415,506     1,297,520
                                         ------------  -----------  ----------- ----------- ------------  ------------  ------------
   Net increase (decrease)                 2,266,006    1,308,242      415,682  (1,101,532)  11,924,380       416,524    15,229,302

Net assets available for plan benefits:
  Beginning of year                        5,613,473    1,884,424    2,747,087   4,875,013   38,351,167          -       53,471,164
                                         ------------  -----------  ----------- ----------- ------------  ------------  ------------
  End of year                            $ 7,879,479    3,192,666    3,162,769   3,773,481   50,275,547       416,524    68,700,466
                                         ============  ===========  =========== =========== ============  ============  ============



                                                                                                                         SCHEDULE II
                                                                                                                         -----------
                                                                                                                                   3
                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                 Allocation of Changes in Net Assets Available
                    for Plan Benefits to Investment Programs
                          Year Ended December 31, 1991

                                                                     Fund C -     Fund D -      Fund M -
                                           Fund A -     Fund B -     Employee     Employee      Employer
                                           Employee     Employee    Guaranteed     Money        Company
                                           Company       Equity    Income Con-     Market        Stock       Combined
                                          Stock Fund      Fund      tract Fund      Fund         Fund         Funds
                                         ------------  -----------  ----------- ------------ ------------  ------------
Investment income:
  Dividends - Compass Bancshares, Inc.
    common stock                         $   167,658         -            -            -       1,135,370     1,303,028
  Interest                                     2,701        2,351       95,889       61,692       15,930       178,563
                                         ------------  -----------  ----------- ------------ ------------  ------------
    Net investment income                    170,359        2,351       95,889       61,692    1,151,300     1,481,591

Net realized gain on sale of investments      27,794        3,114         _            -         285,116       316,024

Unrealized appreciation of investments     2,466,066      260,190         -            -      17,245,491    19,971,747
                                         ------------  -----------  ----------- ------------ ------------  ------------
                                           2,664,219      265,655       95,889       61,692   18,681,907    21,769,362

Contributions:
  Employee                                   689,313      320,756      493,294      234,438       63,133     1,800,934
  Employer                                      -            -          12,522         -       2,794,294     2,806,816
                                         ------------  -----------  ----------- ------------ ------------  ------------
                                             689,313      320,756      505,816      234,438    2,857,427     4,607,750
                                         ------------  -----------  ----------- ------------ ------------  ------------

Distributions paid to participants          (436,394)     (75,194)    (113,644)        -      (3,582,358)   (4,207,590)
Rollovers and transfers                       89,337      471,119    1,401,783    4,578,883       (1,167)    6,539,955
                                         ------------  -----------  ----------- ------------ ------------  ------------

  Net increase                             3,006,475      982,336    1,889,844    4,875,013   17,955,809    28,709,477

Net assets available for plan benefits:
  Beginning of year                        2,606,998      902,088      857,243         -      20,395,358    24,761,687
                                         ------------  -----------  ----------- ------------ ------------  ------------
  End of year                            $ 5,613,473    1,884,424    2,747,087    4,875,013   38,351,167    53,471,164
                                         ============  ===========  =========== ============ ============  ============


                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
          Item 27a - Schedule of Assets Held for Investment Purposes
                         At December 31, 1993 and 1992

                                               December 31, 1993
                              ------------------------------------------------
                                                           Fair
                                                           value
                                                            per
                               Number of                   share     Fair
                              shares/units      Cost      or unit    value
                              ------------  ------------- ------- ------------
Common stock -
  Compass Bancshares, Inc.      2,575,995   $ 29,425,329   22.00   56,671,890
                               ===========                =======
Compass Bank, Inc. common
 trust funds-*
   Employee Benefit Capital
     Growth Fund - Sterling        22,299      1,154,112   62.69    1,397,815
   Employee Benefit Capital
     Growth Fund - Wedge           31,340      1,200,203   47.91    1,501,445
   Employee Benefit Capital
     Growth Fund - Birmingham
     Capital                       53,685      1,207,259   28.21    1,514,646
                               -----------  -------------         ------------
                                  107,324      3,561,574            4,413,906
                               ===========
Deposit administration
  contract                      5,155,623      5,155,623    1.00    5,155,623
                               ===========                =======
Short-term investments -
  Compass Bank, Inc. Starburst
    Money Market Fund*          2,388,443      2,388,443    1.00    2,388,443
                               ===========                =======
Loans to participants              68,777         68,777    1.00       68,777
                               ===========  ------------- ======= ------------
                                            $ 40,599,746           68,698,639
                                            =============         ============

                                            December 31, 1992
                              ------------------------------------------------
                                                           Fair
                                                           value
                                                            per
                               Number of                   share     Fair
                              shares/units      Cost      or unit    value
                              ------------  ------------- ------- ------------
Common stock -
  Compass Bancshares, Inc.      2,462,607   $ 23,666,966   23.50   57,871,265
                               ===========                =======
Compass Bank, Inc. common
 trust funds-*
  Employee Benefit Capital
    Growth Fund - Sterling         17,729        868,511   59.34    1,052,091
  Employee Benefit Capital
    Growth Fund - Wedge            25,038        908,253   42.05    1,052,744
  Employee Benefit Capital
    Growth Fund - Birmingham
    Capital                        42,924        915,679   24.90    1,068,882
                               -----------  ------------- ------- ------------
                                   85,691      2,692,443            3,173,717
                               ===========
Deposit administration
  contract                      3,170,552      3,170,552    1.00    3,170,552
                               ===========                =======
Short-term investments -
  Compass Bank, Inc. Starburst
    Money Market Fund*          4,203,020      4,203,020    1.00    4,203,020
                               ===========                =======
Loans to participants             146,051        147,195    1.00      146,051
                               ===========  ------------- ======= ------------
                                            $ 33,880,176           68,564,605
                                            =============         ============

* The common trust funds and the Starburst Money Market Fund are managed by Compass Bank, a party-in-interest to the Plan.

                                                                    SCHEDULE IV
                                                                    -----------



                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                 Item 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1993




                                                    Number      Aggregate
                                                      of         purchase
                                                    shares       cost (1)
                                                   --------    ------------
Purchase of investments:
     Compass Bancshares, Inc. common stock          255,199    $ 6,212,326





(1) All common stock was purchased through the NASDAQ market system.

                                   SIGNATURES
                                   ----------

   THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                        ------------------------------------------------------
                                           (Name of the Plan)

Date June 29, 1994                                         /s/Garrett R. Hegel
     -------------                                        --------------------
                                                              GARRETT R. HEGEL
                                                       CHIEF FINANCIAL OFFICER

                                    EXHIBITS
                                    --------


Exhibit (23) - Consents of experts and counsel